ESTIMATED $2 TRILLION OIL PRODUCTION FROM PERMIAN BASIN
Historical Volumes & Reserves Second Only to Alaska

For Immediate Release

March 19, 2012 – Vancouver, BC – RainChief Energy Inc. (OTCBB:RCFEF) today outlined the potential of its Gulf Jensen Prospect property, based on its strategic location within the high oil producing Permian Basin, the second highest oil producing region in the United States. Historical production levels support the company’s belief that the Prospect has a high probability for success.

Today the Permian Basin oil fields produce 17% of total US crude oil and account for over 66% of total Texasoil production. Estimated proven reserves are 4.5 billion barrels [1],second only to Alaska at 5.2 billion barrels. The Basin has produced over 20 billion barrels of oil since the first oil well was drilled in 1921. Based on today’s oil prices the Basin’s historical volume would have a market value of $2 trillion.

“The oil business in thePermian Basin has become more attractivebased on crude oil prices showing signs of stability at levels exceeding $100 per barrel,” stated RainChief CEO, Paul Heney.  “Several small to mid-size oil and gas companies have recently announced deals to enter or expand their operations within the Basin region.”

Recent Permian Basin regiondeals include the following:

● Midland's Concho Resources (NYSE: CXO) announced in it would pay $225 million to private sellers for a stake in Permian properties [Nov 2011].  Approx current share price $102.00.

● Houston's Linn Energy (NASDAQ: LINE) announced it would acquire certain oil and natural gas properties in the Permian and Anadarko basins for $155 million [Dec 2011]. Approx current share price $38.00.

● Houston's Vanguard Natural Resources (NYSE: VNR) announced it had closed a $55 million deal to buy certain producing oil and natural gas properties in the Permian Basin from private sellers [Feb 2012]. Approx current share price $28.00.

● Denver-based Berry Petroleum Co. (NYSE: BRY) announced it will buy Permian Basin oil properties in the Wolfberry trend from a private seller for $126 million [March 2012]. Approx current share price $51.00 [2].

Commenting on the recent deal activity, Heney added, “The relative strength of oil prices to natural gas prices helps explain the recent rise in deals. Typically, natural gas runs about one-sixth the price of crude, but today oil is trading at roughly 35 times the price of natural gas, greatly boosting the incentive to be in oil.”

In fact, the number of transactions in what the industry calls the midcontinent, a region that includes the Permian Basin, more than doubled in the fourth quarter of 2009 versus the same period the year before, with the value of the deals increasing more than twenty-fivefold, said Jon McCarter, transactions leader for Ernst & Young's oil and gas center in Houston. [2]

The Gulf Jensen Prospect includes 2,400 gross acres of oil and gas leases and is located in the New Mexico portion of the Permian Basin, an area covering portions of west-central Texas and southeast New Mexico. The New Mexico portion of Basin holds some of the largest oil fields in the US. For comparative analysis, the neighboring Peterson oil field has recorded production rates to 492 bpd. Per well oil recoveries range up to 230,000 bbls with 1.0 BCF of natural gas.

[1] Source: University of Texas
[2] Source:  Houston Chronicle

RainChief Energy is actively engaged in identifying, financing & developing oil & gas energy resource properties in North America, including the development of the Gulf Jensen Oil Prospect in New Mexico. The company continues to review additional resource properties that combine positive elements of short-term exploration & development costs with high potential for long-term success & financial return.

Additional information can be found at: www.rainchief.com

On behalf of the Board of Directors,
RainChief Energy Inc. (OTCBB: RCFEF)

“Brad J. Moynes”

Brad J. Moynes
President

For corporate information, contact:
Brad Moynes at 604-601-2070 or info@rainchief.com

For investor information, contact:
Larry K. Davis at 250-595-7714 or larry.davis@rainchief.com

RainChief Energy Inc.
885 West Georgia Street, Suite 1500, Vancouver, BC V6C-3E8
T: 604-601-2070    F: 604-683-8125
www.rainchief.com

Forward-Looking Information:

This press release contains certain “forward-looking information.” All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information.Information contained in this release was obtained from the Houston Chronicle Published 06:00 a.m., Monday, February 1, 2010.This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses.  Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.